

December 10, 2012

<u>Via E-mail</u>
Robert Federowicz
President & Principal Executive Officer
First Titan Corp.
495 Grand Boulevard
Suite 206
Miramar Beach, FL 32550

  Re: First Titan Corp.
    Form 10-K for the Fiscal Year Ended September 30, 2011
    Filed December 29, 2011
    File No. 333-170315

Dear Mr. Federowicz:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Brian Cascio

          Brian Cascio
          Accounting Branch Chief